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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10027003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Equity Sales Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury	Connecticut	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken (860) 843-3911
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (6-02)

SEC Mail Processing
FEB 26 2010
Washington, DC
121

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Equity Sales Company, Inc. as of and for the year ended December 31, 2009 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member, or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken 2/25/10

Signature Date

CFO / Controller

Title

Subscribed and sworn before me
on this 25th day of February 2010

R. Anna Pierson

Notary Public

Comm. Exp. 10/31/2014

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Equity Sales Company, Inc.
Simsbury, CT:

We have audited the accompanying statement of financial condition of Hartford Equity Sales Company, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Equity Sales Company, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2010

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 667,366
Investment in affiliate	5,000
Mutual fund revenue receivable	20,943
Prepaid assets	220,676
TOTAL ASSETS	$ 913,985

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 145,473
Commissions payable	3,274
Accrued liabilities	82,960
Federal income tax payable (due to affiliate)	1,732
Total liabilities	233,439
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; 250 shares authorized and outstanding	25,000
Additional paid-in capital	5,000
Retained earnings	650,546
Total stockholder's equity	680,546
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 913,985

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Variable insurance products underwriting income	$ 55,454,618
Expense reimbursement from affiliate	1,657,200
Mutual fund income	110,908
Retail commission income	13,201
Total revenues	57,235,927
EXPENSES:	
Variable insurance products underwriting expense	55,454,618
Severance expense	1,141,230
Other expense	517,021
Commission expense	20,980
Total expenses	57,133,849
INCOME BEFORE FEDERAL INCOME TAXES	102,078
PROVISION FOR FEDERAL INCOME TAXES	35,729
NET INCOME	$ 66,349

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	66,349
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Increase in due from affiliates		8,845
Decrease in mutual fund revenue receivables		3,966
Increase in prepaid assets		(220,676)
Decrease in accounts receivable		1,050
Decrease in Federal income tax receivable		17,105
Increase (decrease) in operating liabilities:		
Increase in due to affiliates		133,673
Decrease in commissions payable		(1,266)
Increase in accrued liabilities		82,960
Increase in Federal income tax payable		1,732
Net cash provided by operating activities		93,738
NET INCREASE IN CASH		93,738
CASH, Beginning of year		573,628
CASH, End of year	$	667,366
Supplemental cash flow disclosures:		
Federal income tax payments (paid to affiliate)	$	16,892

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2008	$25,000	$5,000	$584,197	$614,197
Net income	-	-	66,349	66,349
BALANCE, DECEMBER 31, 2009	$25,000	$5,000	$650,546	$680,546

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Equity Sales Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as the distributor and principal underwriter for certain variable annuity and variable life contracts issued by the Parent and its affiliates. The Company receives compensation on contracts sold and pays commissions to third party broker-dealers and compensation to its registered representatives.

The Company also serves as a selling agent for its affiliate, The Hartford Mutual Funds, Inc. (the "Funds"). The Company receives compensation from the Funds and pays commissions on sales of shares of the Funds to its registered representatives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable. Actual results could differ materially from these estimates.

Cash – Cash represents amounts on deposit in a commercial bank checking account.

Investment in Affiliate – The Company, along with other affiliates, formed the Insured Security Option Plan Financing Company Partnership (the "Partnership") on April 6, 1998. The Company contributed $5,000 to the Partnership and became a limited partner. The Company's investment in the Partnership is accounted for under the cost method of accounting. Under the terms of the Partnership agreement, the Company did not receive any allocations of the Partnership's net income during the year ended December 31, 2009.

Prepaid Assets – The Company pre-funded regulatory expenses in several Central Registration Depository ("CRD") accounts at FINRA. Regulatory expenses of the Company are drawn by FINRA directly from these CRD accounts when incurred. Prepaid assets represent the remaining balances held in CRD accounts.

Underwriting Income and Expense –Variable insurance products underwriting income and expense is recorded upon the sale of the product.

Mutual Fund Income - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from mutual funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets.

Fair Value of Financial Instruments – Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

Subsequent events – Management has evaluated events subsequent to December 31, 2009 and through the Company's financial statement issuance date of February 25, 2010, noting there are no subsequent events requiring disclosure or adjustment. Management has not evaluated subsequent events after that date for presentation in these financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company acts as a distributor and underwriter for insurance contracts issued by its affiliates. For the year ended December 31, 2009, the total underwriting revenue received from its affiliates was $55,454,618. The Company receives reimbursements from its affiliate Hartford Life Insurance Company ("HLIC"), for certain expenses incurred in performing these functions. For the year ended December 31, 2009, the total general expense reimbursement recorded was $505,970. In addition, the Company recorded severance expenses and subsequently received reimbursement from HLIC in the amount of $1,141,230 related to position eliminations made in 2009.

The Company received 12b-1 trail fees in the amount of $110,908 from the Funds for the year ended December 31, 2009.

The Company has an administrative service agreement with affiliates of the Parent. In accordance with the agreement, the Company receives $10,000 per year as compensation for certain administrative services provided by the Company for HLIC, which is included in other income.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. FEDERAL INCOME TAXES

The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach.

The components of the Company's incurred Federal income taxes are presented below:

	2009
Current	$ 35,729
Deferred	-
Total	$ 35,729

Management has continued to evaluate whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required to have been recorded. The Company is not aware of any Federal income tax positions for which it is reasonably possible that the total amounts of unrecognizable tax benefits will change materially in the next twelve months. The 2007 through 2009 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1), which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2009, the Company had net capital of $433,927, which was $418,364 in excess of its required net capital of $15,563. The Company's net capital ratio was 0.54 to 1.

6. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management expects that the ultimate liability, if any, with respect to such normal-course claims litigation, will not be material to the financial condition, results of operations or cash flows of the Company.

FINRA Arbitration

A FINRA arbitration has been commenced by an individual who purchased a variable annuity issued by The Hartford and sold through an unaffiliated broker-dealer. The claimant alleges that the variable annuity was an unsuitable investment for his particular circumstances. The statement of claim requests damages of approximately $140,000 and also requests an award of $1 million in punitive damages. The Hartford denies liability and is vigorously defending this case.

Reimbursement

In the event that litigation results in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

* * * * * *

Schedule (g)

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2009

STOCKHOLDER'S EQUITY	$ 680,546
LESS NONALLOWABLE ASSETS – Mutual fund revenue receivable and other assets	(246,619)
NET CAPITAL	433,927
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $233,439)	15,563
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 418,364
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.54:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2009 quarterly Focus Part II A report filed on January 27, 2010.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2010

Hartford Equity Sales Company, Inc.
200 Hopmeadow Street
Simsbury CT

In planning and performing our audit of the financial statements of Hartford Equity Sales Company, Inc. (the "Company"), as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors; management; the SEC; Financial Industry Regulatory Authority, Inc.; and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu